Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest charges	$101,318	$84,356	$83,251	$81,118	$86,705	$89,965
Interest applicable to rentals	2,204	2,309	2,074	1,902	1,796	1,786

Total fixed charges, as defined	103,522	86,665	85,325	83,020	88,501	91,751

Preferred dividends, as defined (a)	1,006	1,341	1,341	1,341	1,344	1,339

Combined fixed charges and preferred dividends, as defined	$104,528	$88,006	$86,666	$84,361	$89,845	$93,090

Earnings as defined:
Net Income	$174,319	$201,604	$158,977	$161,662	$162,491	$167,656
Add:
Income Taxes	92,297	89,736	52,616	56,819	88,782	80,817
Fixed charges as above	103,522	86,665	85,325	83,020	88,501	91,751

Total earnings, as defined	$370,138	$378,005	$296,918	$301,501	$339,774	$340,224

Ratio of earnings to fixed charges, as defined	3.58	4.36	3.48	3.63	3.84	3.71

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.54	4.30	3.43	3.57	3.78	3.65

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.